Exhibit 21.01

ACM RESEARCH, INC.
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ACM Research (Shanghai), Inc.	People’s Republic of China
CleanChip Technologies Limited	Hong Kong
ACM Research (Wuxi), Inc.	People’s Republic of China
ACM Research Korea CO., LTD.	Republic of Korea
Shengwei Research (Shanghai), Inc. (1)	People’s Republic of China
ACM Research (Singapore) PTE, Ltd.	Singapore
ACM Research (CA), Inc.	United States of America
ACM Research (Cayman), Inc.	Cayman Islands
ACM Research (Beijing), Inc.	People’s Republic of China
Hanguk ACM CO., LTD	Korea
Yusheng Micro Semiconductor (Shanghai), Co., Ltd.	People’s Republic of China
ACM-Wooil Microelectronics (Shanghai) Co., Ltd.	People’s Republic of China

(1) ACM Research (Lingang) Inc. is the English name referred to by its Chinese language name Shengwei Research (Shanghai), Inc. ACM Research (Lingang), Inc. and Shengwei Research (Shanghai), Inc. refer to the same entity.